Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

July 2, 2012

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nabi Biopharmaceuticals Schedule TO

Ladies and Gentlemen:

Enclosed for filing on behalf of Nabi Biopharmaceuticals (the “Company”) in electronic format is a Schedule TO filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 relating to the offer by the Company to purchase shares of its common stock as described in the enclosed Schedule TO.

The filing fee of $2,635.80 has been wired to the appropriate SEC account.

Please call the undersigned at (202) 637-3622 or Joseph E. Gilligan at (202) 637-5945 should you have any questions concerning the enclosed Schedule TO.

Sincerely,

/s/ Eun Ah Choi

Eun Ah Choi